SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2020:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	16	925,000	R$ 18.70	R$ 17,297,500.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	16	925,000	R$ 18.70	R$ 17,297,500.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	20	356,500	R$ 18.80	R$ 6,702,200.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	20	356,500	R$ 18.80	R$ 6,702,200.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	21	1,058,000	R$ 18.74	R$ 19,826,920.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	21	1,058,000	R$ 18.74	R$ 19,826,920.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	27	3,022,600	R$ 18.55	R$ 56,069,230.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	27	3,022,600	R$ 18.55	R$ 56,069,230.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	30	920,000	R$ 18.34	R$ 16,872,800.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	30	920,000	R$ 18.34	R$ 16,872,800.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In January 2020:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					3,621,907

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADR	16	26,611	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	22	3,898	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	27	4,001	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	28	26,300	R$ 0.00	R$ 0.00
			Total Conversion into ADR (Sell)		60,810		R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	08	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	08	25,385	R$ 11.97200	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	10	32,177	R$ 16.85000	R$ 542,182.45
Shares	Common	Direct with the Company	Exerc Options	13	852,850	R$ 1.77036	R$ 1,509,851.53
Shares	Common	Direct with the Company	Exerc Options	13	25,385	R$ 11.97200	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	14	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	14	60,930	R$ 11.97200	R$ 729,453.96
Shares	Common	Direct with the Company	Exerc Options	14	23,300	R$ 17.19800	R$ 400,713.40
Shares	Common	Direct with the Company	Exerc Options	14	90,960	R$ 17.84000	R$ 1,622,726.40
Shares	Common	Direct with the Company	Exerc Options	14	60,475	R$ 17.56000	R$ 1,061,941.00
Shares	Common	Direct with the Company	Exerc Options	14	66,141	R$ 16.85000	R$ 1,114,475.85
Shares	Common	Direct with the Company	Exerc Options	22	38,080	R$ 11.97200	R$ 455,893.76
Shares	Common	Direct with the Company	Exerc Options	23	19,352	R$ 17.56000	R$ 339,821.12
Shares	Common	Direct with the Company	Exerc Options	23	21,451	R$ 16.85000	R$ 361,449.35
Shares	Common	Direct with the Company	Exerc Options	23	132,896	R$ 15.95000	R$ 2,119,691.20
			Total Sell		1,509,632		R$ 11,429,934.36
Shares	Common	Direct with the Company	Plan of Shares Acquisition	02	300,000	R$ 19.20	R$ 5,760,000.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	44,210	R$ 19.02	R$ 840,874.20
Shares	Common	Direct with the Company	Plan of Shares Acquisition	07	13,200	R$ 19.06	R$ 251,592.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	08	30,884	R$ 18.97	R$ 585,869.48
Shares	Common	Direct with the Company	Plan of Shares Acquisition	10	28,703	R$ 18.89	R$ 542,199.67
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	15,821	R$ 19.21	R$ 303,921.41
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	274,734	R$ 19.10	R$ 5,247,419.40
Shares	Common	Direct with the Company	Plan of Shares Acquisition	20	18,022	R$ 18.80	R$ 338,813.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	22	23,932	R$ 19.05	R$ 455,904.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	23	151,258	R$ 18.65	R$ 2,820,961.70
			Total Buy		900,764		R$ 17,147,556.06
ADR	Common	Direct with the Company	Conversion into ADR	16	26,611	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	22	3,898	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	27	4,001	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	28	26,300	R$ 0.00	R$ 0.00
			Conversion into ADR (Buy)		60,810		R$ 0.00
ADR	Common	Direct with the Company	Plan of Shares Acquisition	16	40,964	R$ 18.52635	R$ 758,913.24
ADR	Common	Direct with the Company	Plan of Shares Acquisition	22	21,752	R$ 18.87298	R$ 410,525.02
ADR	Common	Direct with the Company	Plan of Shares Acquisition	27	28,549	R$ 18.42395	R$ 525,985.42
			Total Buy		91,265		R$ 1,695,423.68
ADR	Common	Direct with the Company	Exerc Options	16	39,475	R$ 7.81470	R$ 308,485.41
ADR	Common	Direct with the Company	Exerc Options	16	28,100	R$ 16.02946	R$ 450,427.83
ADR	Common	Direct with the Company	Diferred ADR	22	25,650	R$ 16.00487	R$ 410,525.02
ADR	Common	Direct with the Company	Phantom ADR	27	32,550	R$ 16.15931	R$ 525,985.42
ADR	Common	Direct with the Company	Exerc Options	28	26,300	R$ 7.91097	R$ 208,058.44
			Total Sell		152,075		R$ 1,903,482.12

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					2,952,229

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer